Exhibit A
CERAGON NETWORKS LTD.

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NOTICE OF 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS
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TO BE HELD ON AUGUST 4, 2015

Notice is hereby given that the 2015 Annual General Meeting of Shareholders (the “Meeting”) of Ceragon Networks Ltd. (the “Company”) will be held on Tuesday, August 4, 2015 at 12:00 p.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel, for the following purposes:

(A)
To re-elect Zohar Zisapel and Yael Langer to serve on the Board of Directors of the Company and to approve the grant of options to Zohar Zisapel and Yael Langer, in consideration for their service as directors;

(B)	To elect Shlomo Liran to serve on the Board of Directors of the Company and to approve grant of options and cash remuneration to Shlomo Liran, in consideration for his service as director;

(C)	To re-elect Yair Orgler and Avi Patir to serve on the Board of Directors of the Company as external directors, and to approve cash remuneration and grant of options to each of the external directors;

(D)	To approve amendments to the Company's Executive & Directors Compensation Policy;

(E)	To approve the grant of cash bonus and equity compensation to our Chief Executive Officer for 2015;

(F)	To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s independent auditor until immediately following the next annual general meeting of shareholders; and

(G)	To receive and consider the auditor’s report and the audited consolidated financial statements for the year ended December 31, 2014.

Only shareholders of record on June 30, 2015, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to notice of and to vote at the Meeting and at any postponements or adjournments thereof.  All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. A shareholder whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. ( “TASE”) is required to prove his share ownership to vote at the Meeting (whether in person or by proxy card). Such shareholder must provide the Company with an ownership certificate (as of the record date) from a TASE member and is entitled to receive the ownership certificate in a branch of the TASE member or by mail to his address, if the shareholder so requests. Such a request must be made in advance for a particular securities account.

Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 69(b) of the Articles of Association of the Company, a notice may be given by the Company to the joint holders of a share by giving notice to the first of the joint holders named in the Register of Shareholders with respect to the shares.

Joint holders of shares should also take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the first of the joint holders named in the Register of Shareholders with respect to the share(s) who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 24 hours prior to the time of the Meeting.

By Order of the Board of Directors,

ZOHAR ZISAPEL Chairman of the Board of Directors	IRA PALTI President and Chief Executive Officer

June 16, 2015

CERAGON NETWORKS LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel
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PROXY STATEMENT
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2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 nominal value (the “Ordinary Shares” or "Shares"), of Ceragon Networks Ltd. (“we,” “Ceragon” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2015 Annual General Meeting of Shareholders (the “Meeting”), or at any postponements or adjournments thereof, pursuant to the accompanying Notice of 2015 Annual General Meeting of Shareholders. The Meeting will be held on Tuesday, August 4, 2015 at 12:00 p.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel.

PURPOSE OF THE ANNUAL GENERAL MEETING

It is proposed that at the Meeting, resolutions be adopted as follows: (A) to re-elect Zohar Zisapel and Yael Langer to serve on the Board of Directors of the Company and to approve the grant of options to Zohar Zisapel and Yael Langer, in consideration for their service as directors; (B) to elect Shlomo Liran to serve on the Board of Directors of the Company and to approve grant of options and cash remuneration to Shlomo Liran, in consideration for his service as director; (C) to re-elect Yair Orgler and Avi Patir to serve on the Board of Directors of the Company as external directors and to approve cash remuneration and grant of options to each of the external directors; (D) to approve amendments to the Company's Executive & Directors Compensation Policy; (E) to approve the grant of cash bonus and equity compensation to our Chief Executive Officer for 2015; and (F) to re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s independent auditor until immediately following the next annual general meeting of shareholders.

Additionally, at the Meeting, the shareholders will be provided with the opportunity to receive and consider the auditor’s report and the audited consolidated financial statements for the year ended December 31, 2014 (this item will not involve a vote of the shareholders).

RECORD DATE AND VOTING RIGHTS

Only holders of record of Ordinary Shares on June 30, 2015, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote in person or by proxy at the Meeting and any adjournments or postponements thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.  However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company at least twenty four (24) hours prior to the time fixed for the Meeting, Shares represented by the proxy in the enclosed form will be voted in favor of all the matters to be presented to the Meeting, as described above. If specification is made by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, electronic mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.

Should changes be made to any item on the agenda for the Meeting after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K and filed with the Israel Securities Authority.

QUORUM

Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Ordinary Shares conferring in the aggregate 33.3% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within an hour from the time appointed for the meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, at the same time and place.  At such adjourned Meeting, any two shareholders, present in person or by proxy, shall constitute a quorum.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL
SHAREHOLDERS AND MANAGEMENT

The following table sets forth, as of June 1, 2015, all persons known to the Company to own beneficially more than 5% of the Company’s Ordinary Shares and the number of Ordinary Shares so held.

The information contained herein has been obtained from the Company’s records or from information furnished by the individual or entity to the Company or disclosed in public filings with the SEC.  Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Shares.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

Total Shares beneficially owned in the table below include Shares that may be acquired upon the exercise of options that are either currently exercisable or will become exercisable within sixty (60) days of the date of this Proxy Statement. The Shares that may be issued under these options are treated as outstanding only for purposes of determining the percent owned by the person or group holding the options but not for the purpose of determining the percentage ownership of any other person or group.

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares(1)
Zohar Zisapel (2)	6,960,399	13.3%

(1) (2)
Based on 77,157,473 ordinary shares issued and outstanding as of March 31, 2015.
Zohar Zisapel’s address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel. The ordinary shares held by Zohar Zisapel include 10,717 shares held by RAD Data Communications Ltd., of which Mr. Zisapel is a principal shareholder and a director.

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2014, please see "Item 6. Directors, Senior Management and Employees – B. Compensation – Executive Officer and Director Compensation" in our Annual Report for 2014 on Form 20-F, filed with the SEC on April 2, 2015.

ITEM A

RE-ELECTION OF DIRECTORS; APPROVAL OF GRANT OF OPTIONS TO DIRECTORS

Background

Under the Company’s Articles, the Board of Directors is to consist of not less than five and not more than nine directors, unless otherwise determined by resolution of the Company’s shareholders. The current number of directors is five.

Directors (other than the external directors) are to be elected at the annual general meeting by the vote of the holders of a majority of the voting power represented at such meeting, in person or by proxy, and voting on the election of directors. The directors (other than the external directors) shall serve for a term ending on the date of the third annual general meeting following the annual general meeting at which such director was elected, unless earlier terminated in the event of such director's death, resignation or removal.

General

Re-Election of Directors

Following the recommendation of such nominees to the Board by the Company’s Nomination Committee, in accordance with Nasdaq Marketplace Rules (the “Nasdaq Rules”), it is proposed that  Mr. Zohar Zisapel and Ms. Yael Langer be re-elected as directors. If re-elected, Mr. Zisapel and Ms. Langer will serve for a term ending on the date of the annual general meeting in 2018.

In accordance with Israeli law, a nominee for service as a director must submit a declaration to the Company, prior to his election, specifying that he or she has the requisite qualifications to serve as a director, and the ability to devote the appropriate time to performing his or her duties as such. The Company has received a declaration from each of the nominees, confirming that he/she possess the requisite skills and expertise, as well as sufficient time, to perform his/her duties as a director of the Company. The Company is not aware of any reason why Mr. Zisapel and Ms. Langer, if re-elected, should be unable to serve as directors. The Company does not have any understanding or agreement with respect to the future election of any of the proposed nominees.

The following is a brief biography of each of the proposed nominees, based upon the records of the Company and information furnished to it by them:

Zohar Zisapel has served as the Chairman of our board of directors since we were incorporated in 1996. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., of which he served as CEO from January 1982 until January 1998 and served as chairman from 1998 until 2012. Mr. Zisapel also serves as chairman of RADCOM Ltd., as a director of Silicom Ltd., Amdocs Limited and as chairman or director of several private companies. Mr. Zisapel received a B.Sc. and a M.Sc. in electrical engineering from the Technion, Israel Institute of Technology (“Technion”) and an M.B.A. from Tel Aviv University.

Yael Langer has served as a director since December 2000.  Ms. Langer served as our general counsel from July 1998 until December 2000.  Ms. Langer is General Counsel and Secretary of RAD Data Communications Ltd. and other companies in the RAD-BYNET group.  Since July 2009, Ms. Langer has served as a director in RADWARE Ltd. From December 1995 to July 1998, Ms. Langer served as Assistant General Counsel to companies in the RAD-BYNET group.  From September 1993 until July 1995, Ms. Langer was a member of the legal department of Poalim Capital Markets and Investments Ltd. Ms. Langer received an LL.B. from the Hebrew University in Jerusalem.

Grant of Options to Directors

Under the Companies Law, arrangements regarding the compensation of a director of a publicly traded company require the prior approval of a company's compensation committee, board of directors and shareholders, in that order.

The Company's Executive and Director Compensation Policy (the "Compensation Policy") authorizes cash and equity based compensation to our non-executive directors, as further described below.

As remuneration for their contribution and efforts as directors of the Company, and in line with the limitations set forth in our Compensation Policy with respect to equity-based remuneration for non-executive directors, the Compensation Committee and Board of Directors have approved, and resolved to recommend to our shareholders to approve, annual equity grants to Mr. Zohar Zisapel and Ms. Yael Langer, with respect to their three-year terms of service as directors, as follows:

•
To Zohar Zisapel, Chairman of the Board of Directors, options to purchase 150,000 Ordinary Shares, one-third of which shall be granted on the date of the Meeting and additional one third of which shall be granted upon the first and second anniversary of the Meeting (i.e., 50,000 options shall be granted on August 4 of each of the years 2015, 2016 and 2017), provided he is still a director of the Company at the time of grant. The Compensation Committee and Board are of the opinion that, it would be appropriate to compensate Mr. Zisapel with the grant of an increased number of options in comparison to the number of options granted to the other members of the Board of Directors taking into account, among others, the considerable amount of time required from him in order to fulfill his Board activities as a Chairman and his contribution to the Company's success. The value of the equity grant to Mr. Zisapel equals, at the date of this Proxy Statement, approximately $94,825. Such grant of options is in line with the Compensation Policy, according to which, the Chairman of the Board of Directors of the Company is entitled to receive an annual equity based compensation of up to 3 times the annual equity based compensation of the other directors (see below).

•
To Yael Langer, a director of the Company, options to purchase 50,000 Ordinary Shares, one-third of which shall be granted on the date of the Meeting and additional one third of which shall be granted upon the first and second anniversary of the Meeting (i.e., 16,667 options shall be granted on August 4, 2015, 16,667 options shall be granted on August 4, 2016 and the remaining 16,666 options shall be granted on August 4, 2017), provided she is still a director of the Company at the time of grant. Such grant of options is in line with the Compensation Policy, according to which, each of the Company's non-executive directors is entitled to receive equal annual equity based compensation, which value shall not exceed USD 150,000. The value of the equity grant to Ms. Langer equals, at the date of this Proxy Statement, approximately $31,608.

If approved by our shareholders, all options granted each year, as detailed above, shall vest on the date of grant. The exercise price for the proposed grants shall be equal to the average closing price of the Company’s Shares on the NASDAQ Global Market for the period equal to thirty (30) consecutive trading days immediately preceding the date of grant. These grants will be made under the Company's Amended and Restated Share Option and RSU Plan and under the Capital Gains Route of Section 102(b)(2) of the Israeli Income Tax Ordinance (the “Ordinance”), except for the options granted to Zohar Zisapel, Chairman of the Board of Directors, which will be granted under Section 3(9) of the Ordinance.

Our Compensation Committee and Board of Directors believe that the above-mentioned grants of options are in the best interests of the Company, as they align the interests of our directors with those of our shareholders and recognize the time, attention and expertise required by each of them. In approaching our shareholders with this proposed grants of options, our Compensation Committee and Board of Directors have taken into account the dilutive impact of such option grants on our shareholders, and, as before, are committed to implement measures to effectively address this issue while maintaining our ability to retain and motivate highly talented directors. In this context, our Compensation Committee and Board of Directors have decided to continue implementing measures intended to control the dilutive impact of the grants, such as shortening the life of each option grant referred to above to six years and automatically canceling any option that has decreased in value to half of its exercise price.

Required Vote

An affirmative vote of a majority of the shares represented at the Meeting, in person or by proxy, and voting thereon, is required for the re-election of Mr. Zisapel and Ms. Langer to our Board of Directors and for the approval of the grant of options to each of them.

The election of each of these nominees, together with his/her equity grant, shall be voted upon separately at the Meeting.

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED that:

Mr. Zohar Zisapel be, and he hereby is, re-elected to the Board of Directors, for a term ending on the date of the Annual General Meeting in 2018; and in consideration for his service as director, to approve the grant of options to purchase 150,000 Ordinary Shares to Mr. Zohar Zisapel, all in accordance with the terms of grant described in this Item A; and

“FURTHER RESOLVED that:

Ms. Yael Langer be, and she hereby is, re-elected to the Board of Directors, for a term ending on the date of the Annual General Meeting in 2018; and in consideration for her service as director, to approve the grant of options to purchase 50,000 Ordinary Shares to Ms. Yael Langer, all in accordance with the terms of grant described in this Item A“.

The Board of Directors recommends a vote FOR approval of the proposed resolutions. As both Mr. Zisapel and Ms. Langer have personal interest in the proposed resolutions, each with respect to his own nomination and compensation, they both refrained from making recommendations with respect thereto.

ITEM B

ELECTION OF A DIRECTOR; APPROVAL OF CASH REMUNERATION AND GRANT OF OPTIONS

Background

For a general discussion regarding the composition of our Board of Directors, directors' election and term of service, see "Background" under Item A above.

General

Election of Director

Following the recommendation of such nominee to the Board by the Company’s Nomination Committee, in accordance with Nasdaq Rules, it is proposed that Mr. Shlomo Liran be elected as director, instead of Mr. Joseph Atsmon, who will be terminating his service as our director on the date of the Meeting. If elected, Mr. Shlomo Liran will serve for a term ending on the date of the annual general meeting in 2018.

The Company has received a declaration from Mr. Liran, as required in accordance with Israeli law, confirming that he possess the requisite skills and expertise, as well as sufficient time, to perform his duties as a director of the Company. The Company is not aware of any reason why Mr. Liran, if elected, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of Mr. Liran.

Further, the Board of Directors has decided that Mr. Liran qualifies as "independent director", as defined by the Nasdaq Rules, and that he does not have any relationship with the Company which would interfere with the exercise of independent judgment in carrying out his responsibilities as a director, and that he also qualifies as audit committee "financial expert" for purposes of the Sarbanes-Oxley Act and the Nasdaq rules.

The following is a brief biography of Mr. Liran, based upon information furnished by him to the Company:

Shlomo Liran has served as the chief executive officer of Hadera-Paper Ltd. from July 2014 and until February 2015. Prior to that, Mr. Liran has served as the chief executive officer of Avgol Nonwovens Ltd. from 2010 to 2013, of Ericsson Israel Ltd. from 2008 to 2010, of TRE from 2004 to 2007, and of YES from 2000 to 2003. Prior to that, Mr. Liran held various positions at Strauss Ltd., which he joined in 1987, including chief executive officer. Mr, Liran holds a B.Sc in industrial engineering and management from the Technion and an M.Sc degree in industrial engineering and management from University of Toronto, Canada.

Grant of Options and Cash Remuneration and to Director

As discussed under Item A above – "Grant of Options to Directors" - under the Companies Law, arrangements regarding the compensation of a director of a publicly traded company require the prior approval of a company's compensation committee, board of directors and shareholders, in that order, and The Company's Compensation Policy authorizes cash and equity based compensation to our non-executive directors, as further described below.

As consideration for his contribution and efforts as director of the Company, and in line with the limitations set forth in our Compensation Policy with respect to cash and equity-based remuneration for non-executive directors, the Compensation Committee and Board of Directors have approved, and resolved to recommend to our shareholders to approve, annual equity grants, as well as cash remuneration for Mr. Liran, with respect to his three-year term of service as a director, as follows:

•
To Shlomo Liran, a director of the Company, options to purchase 50,000 Ordinary Shares, one-third of which shall be granted on the date of the Meeting and additional one third of which shall be granted upon the first and second anniversary of the Meeting (i.e., 16,667 options shall be granted on August 4, 2015, 16,667 options shall be granted on August 4, 2016 and the remaining 16,666 options shall be granted on August 4, 2017), provided he is still a director of the Company at the time of grant. Such grant of options is in line with the Compensation Policy, according to which, each of the Company's non-executive directors is entitled to receive equal annual equity based compensation, which value shall not exceed USD 150,000. The value of the equity grant to Mr. Liran equals, at the date of this Proxy Statement, approximately $31,608.

If approved by our shareholders, all options granted each year, as detailed above, shall vest on the date of grant. The exercise price for the proposed grants shall be equal to the average closing price of the Company’s Shares on the NASDAQ Global Market for the period equal to thirty (30) consecutive trading days immediately preceding the date of grant. This grant will be made under the Company's Amended and Restated Share Option and RSU Plan and under the Capital Gains Route of Section 102(b)(2) of the Ordinance.

Our Compensation Committee and Board of Directors believe that the above-mentioned grant of options is in the best interests of the Company, as it aligns the interests of our directors with those of our shareholders and recognize the time, attention and expertise required by him. As with respect to the option grants to Mr. Zisapel and Ms. Langer, our Compensation Committee and Board of Directors have decided that the exercise period for all options granted to Mr. Liran shall be six years from the date of grant, and that any option that will decrease in value to half of its exercise price will automatically be cancelled.

In addition to such option grant, in order to qualify Mr. Liran as a member of the Compensation Committee (replacing Mr. Joseph Atsmon), in accordance with the requirements of Israeli law, we seek further approval from our shareholders for the payment of fees in cash to Mr. Liran, which is identical to the cash payments received by each of our external directors, i.e. the minimum amounts of the annual and participation fees as set forth in the regulations promulgated under the Companies Law concerning the remuneration of external directors (the “Remuneration Regulations”), based on the classification of the Company according to the amount of its capital, and reimbursement of travel expenses for participation in a meeting which is held outside of the director’s place of residence; currently – the sum of NIS 52,584 (approximately $13,686) as annual fee and the sum of NIS 1,858 (approximately $484) as an in-person participation fee, NIS 1,115 (approximately $290) for conference call participation and NIS 929 (approximately $242) for written resolutions. Such cash remuneration is also in line with the Compensation Policy, according to which, each of the Company's non-executive directors is entitled to receive cash compensation which includes annual and participation fees.

Required Vote

An affirmative vote of a majority of the shares represented at the Meeting, in person or by proxy, and voting thereon, is required for the election of Mr. Liran to our Board of Directors, and for the approval of the grant of options and cash remuneration to Mr. Liran.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Mr. Shlomo Liran be, and he hereby is, elected to the Board of Directors for a term ending on the date of the Annual General Meeting in 2018; and in consideration for his service as director, to approve to Mr. Shlomo Liran the grant of options to purchase 50,000 Ordinary Shares and cash remuneration in the minimum amounts of the annual and participation fees set forth in the Remuneration Regulations, based on the classification of the company according to the amount of its capital, and reimbursement of travel expenses - all in accordance with the terms described in this Item B".

The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

ITEM C

RE-ELECTION OF EXTERNAL DIRECTORS AND APPROVAL OF THEIR REMUNARATION

Background

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors.  Each committee of a company's board of directors empowered with powers of the board of directors is required to include at least one external director, except that in accordance with the Companies Law the audit committee and the compensation committee must be comprised of at least three directors, including all of the external directors, and the external directors must comprise the majority of the members of the compensation committee.

General

Qualification

A person may not be appointed as an external director if he or she or his or her relative, partner, employer, any person to whom such person is directly or indirectly subject to, or any entity under his or her control has, as of the date of the person’s appointment to serve as an external director, or had, during the two years preceding that date, any affiliation with the company; any entity controlling the company at the date of such person's appointment; or any entity controlled, at the date of such person’s appointment or during the two years preceding that date, by the company or by a controlling entity; and in a company with no individual or group holding a controlling interest – any affiliation with the chairman of the board of directors, chief executive officer, chief financial officer or substantial shareholder.

A “relative” is defined in the Companies Law as spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling or parent and the spouse of any of the foregoing. The term "affiliation" includes an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an office holder.

In addition, no person can serve as an external director if the person’s position or other business creates, or may create, conflicts of interest with the person’s responsibilities as an external director, or may otherwise interfere with his ability to serve as external director.

The Companies Law provides that a shareholders meeting in which the appointment of an external director is to be considered will not be held unless the nominee has declared that he or she complies with the qualifications necessary for appointment as such.  The Company has received such declarations from Messrs. Yair Orgler and Avi Patir, who are now nominated for an additional term of service as external directors, confirming their qualifications under the Companies Law to be elected as external directors of the Company.

Term

In general, external directors serve a three-year term, which may then be extended for two additional three-year periods, provided that such external director was nominated by the Board of Directors for such additional term, and such additional term was approved in accordance with the approvals required under the Companies Law for election of external directors. Thereafter, in accordance with Companies Regulations (Alleviation for Public Companies whose shares are Traded on the Stock Exchange Outside of Israel), 2000 (the "Relief Regulation"), an external director may be appointed for additional terms of service of not more than three years each provided that: (a) a Company's audit committee followed by the board of directors, have approved that considering the expertise and special contribution of the external director to the work of the board of directors and its committees, the appointment for an additional term of service is beneficial to the company; (b) the appointment for an additional term of service is approved in accordance with the requirements of the Companies Law; and (c) the prior periods of service of such external director, as well as the reasoning of the audit committee and board of directors for the approval of the extension of the term of service, were presented to the shareholders prior to their approval.

The third terms of service of Messrs. Yair Orgler and Avi Patir are scheduled to expire on March 25, 2016 (the "Expiration Date"). Following resolutions by our Audit Committee and Board of Directors, that, considering the expertise and special contribution of each of Mr. Orgler and Mr. Patir to the work of the Board of Directors and its committees, the appointment of each of them for an additional term as external director would be beneficial to the Company, shareholders are now requested to re-appoint each of Mr. Orgler and Mr. Patir for additional term of service as such. When making such resolutions, our Audit Committee and Board of Directors noted Mr. Patir's unique and cumulative experience in and knowledge of relevant telecommunications industries and markets, while at the same time Prof. Orgler has finance and corporate strategy expertise. If re-elected, Mr. Orgler and Mr. Patir will then serve as our external directors pursuant to the provisions of the Companies Law for an additional three-year term, beginning on the Expiration Date and ending three years thereafter, after which they may be re-elected to serve in this capacity for additional terms in accordance with and subject to the approvals required under the Companies Law and the Relief Regulations.

Financial and Accounting Expertise

Under the Companies Law (1) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) generally, at least one of the external directors must have “accounting and financial expertise.” The Board of Directors is required to determine (based on criteria set forth in regulations promulgated under the Companies Law) whether the external directors have “accounting and financial expertise” or “professional qualifications”. The Board of Directors of the Company has determined that Prof. Orgler has the requisite accounting and financial expertise and that Mr. Patir has the requisite professional qualifications to serve as external directors.

The following are brief biographies of Messrs. Orgler and Patir, based upon the records of the Company and information furnished to it by them:

Yair E. Orgler has served as an external director since March 2007. Prof. Orgler is Professor Emeritus at the Leon Recanati Graduate School of Business Administration, Tel Aviv University (the “Recanati School”). From 1996 to June 2006, Prof. Orgler was Chairman of the Board of the Tel-Aviv Stock Exchange. From 2001 to 2004, he was President of the International Options Markets Association (IOMA). Prof. Orgler serves as a director at Israel Chemicals Ltd., Atidim-High Tech Industrial Park Ltd., and Gazit-Globe Ltd. Other public positions held by Prof. Orgler in recent years include: Director at Bank Hapoalim, B.M., Director at Discount Investment Corporation Ltd., Founder and Chairman of “Maalot”, Israel’s first securities rating company; Chairman of the Wage Committee of the Association of University Heads in Israel; Chairman of the Executive Council of the Academic College of Tel-Aviv-Yaffo; and member of the Board of the United States-Israel Educational Foundation (USIEF). Previous academic positions held by Prof. Orgler include: Vice Rector of Tel-Aviv University and before that Dean of the Recanati School. For over 20 years he was the incumbent of the Goldreich Chair in International Banking at Tel-Aviv University and served frequently as a Visiting Professor of Finance at the Kellogg Graduate School of Management, Northwestern University. Prof. Orgler holds a Ph.D. and Master’s degree in industrial administration from Carnegie Mellon University, an M.Sc. in industrial engineering from University of Southern California and a B.Sc. in industrial engineering from the Technion.

Avi Patir has served as an external director since March 2007. Mr. Patir is a CEO of a privately owned consulting company (Patir Cosultants). From 2007 to 2013 he served as Senior Vice President and CTO at HOT Mobile Ltd. (previously MIRS Communications Ltd.), a wholly-owned subsidiary of HOT Telecommunication.  From 2004 to 2006, Mr. Patir served as the Group COO and Head of the Wireline Division of “Bezeq” – The Israel Telecommunication Corp. Limited (“Bezeq”), Israel’s national telecommunications provider. From 2003 to 2004, Mr. Patir was President and CEO of American Israel Paper Mills Ltd., the leading Israeli manufacturer and marketer of paper and paper products. From 1996 to 2003, he was the President and CEO of Barak International Telecommunication Corporation Ltd., a leading provider of international telecommunications services in Israel, and from 1992 to 1996, he was Executive Vice President Engineering and Operations at Bezeq. Mr. Patir has been a board member of, among others, Bezeq International, Pelephone Communications Ltd. and Satlink Communications Ltd.  Mr. Patir holds an M.Sc. in electrical and electronic engineering from Columbia University and a B.Sc. in electrical and electronic engineering from the Technion. He is, in addition, a graduate of the Kellogg-Recanati executive management program.

Prof. Orgler and Mr. Patir both qualify as independent directors for the purposes of the Nasdaq Rules.

Messrs. Orgler and Patir do not beneficially own any of our Shares. If re-elected, the external directors shall receive compensation as described below (if approved).

Remuneration and Grant of options

According to the Remuneration Regulations, external directors are generally entitled to an annual fee, a participation fee for each meeting of the board of directors or any committee of the board on which he or she serves as a member, and reimbursement of travel expenses for participation in a meeting which is held outside of the external director’s place of residence. The minimum, fixed and maximum amounts of the annual and participation fees are set forth in the Remuneration Regulations, based on the classification of the company according to the amount of its capital. A company may also compensate an external director in shares or rights to purchase shares, other than convertible debentures which may be converted into shares, subject to certain limitations.

The remuneration of external directors must be made known to the candidate for such office prior to his/her appointment and, subject to certain exceptions, will not be amended throughout the three-year period during which he or she is in office.

The remuneration paid to the external directors in the form of the minimum amounts of the annual and participation fees set forth in the Remuneration Regulations, as well as the grant of options to them, require the approval of the compensation committee, the board of directors and the shareholders.  On June 11, 2015, following approval by our Compensation Committee, our Board of Directors resolved, subject to shareholder approval, that during their fourth term of service (assuming that they will be re-elected as set forth above), each of our external directors, Yair Orgler and Avi Patir, shall receive remuneration in the form of the minimum amounts of the annual and participation fees set forth in the Remuneration Regulations, based on the classification of the company according to the size of its capital (for current numbers see under Item B above – " Grant of Options and Cash Remuneration to Director") and reimbursement of travel expenses for participation in a meeting which is held outside of the external director’s place of residence.

In addition, following approval by our Compensation Committee, our Board of Directors further resolved, subject to shareholder approval, to grant each of the external directors options to purchase 50,000 of the Company’s ordinary shares, one-third of which shall be granted at the beginning of each year of their term of service (i.e., 16,667 options shall be granted on March 25, 2016, 16,667 options shall be granted on March 25, 2017 and the remaining 16,666 options shall be granted on March 25, 2018), provided each is still an external director of the Company at the time of grant. The options granted each year shall vest on the date of grant. The exercise price shall be equal to the average closing price of the Company’s Shares on the NASDAQ Global Market for the period equal to thirty (30) consecutive trading days immediately preceding the date of grant, and in accordance with any other terms and conditions applicable to the "other directors" (as such term is defined in the Remuneration Regulations). All option grants will be made under the Amended and Restated Share Option and RSU Plan and under the Capital Gains Route of Section 102(b)(2) of the Ordinance.

The value of the equity grant to each of Messrs. Patir and Orgler equals, at the date of this Proxy Statement, approximately $31,608.

The proposed cash remuneration and grant of options are in line with the Compensation Policy, according to which, the compensation of our external directors is to be determined and capped in accordance with the comparative compensation mechanism specified in Section 8a-8b of the Remuneration Regulations.

Required Vote

The election of external directors requires the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, provided that the majority of the shares voted in favor of the election are not held by "controlling shareholders" or shareholders with "personal interest" in approving the appointment (expect for personal interest that is not a result of such shareholders relation to the "controlling shareholders" in such matter), not taking into account any abstention, or that the total number of shares referred to above, voted against the election, does not exceed two percent of the aggregate voting rights in the company.

Each shareholder voting on the proposed resolution is required to indicate whether or not he is a controlling shareholder or has a personal interest (except for a personal interest that is not a result of such shareholders relation to the "controlling shareholders" in such matter) in the proposed resolution. Otherwise, the votes of such shareholder may not be counted.

Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and a person is deemed to have a personal interest if any member of the shareholder’s immediate family, or the immediate family of a shareholder’s spouse, has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Ceragon, that is affiliated with you, has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or from a matter that is not related to a relationship with a controlling shareholder.

Please note that since it is highly unlikely that any of our shareholders is a controlling shareholder, or has personal interest in this proposal, and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you are not a controlling shareholder and that you do not have personal interest in this proposal. If you are a controlling shareholder or if you do have personal interest in this proposal, please contact the Company's Chief Financial Officer, at 03-5431200 or via email at dorona@ceragon.com for instructions on how to vote your ordinary shares and indicate that you are a controlling shareholder or have personal interest.

The approval of the remuneration to be paid to the external directors in the form of the minimum amounts of the annual and participation fees set forth in the Remuneration Regulations and the grant of options as aforementioned requires the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter.

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Mr. Avi Patir be, and he hereby is, re-elected to serve for a fourth term as an external director of the Company in accordance with the Companies Law, for a period of three years to commence on March 25, 2016; and in consideration for his service as external director, to approve: (a) cash remuneration in an amount equal to the minimum amounts of the annual and participation fees set forth in the Remuneration Regulations, based on the classification of the company according to the size of its capital with respect to each applicable calendar year, and reimbursement of travel expenses, as described in this Item C; and (b) grant of options to purchase 50,000 Ordinary Shares of the Company in accordance with the terms described in this Item C"; and

“FURTHER RESOLVED, that Mr.Yair Orgler be, and he hereby is, re-elected to serve for a fourth term as an external director of the Company in accordance with the Companies Law, for a period of three years to commence on March 25, 2016; and in consideration for his service as external director, to approve: (a) cash remuneration in an amount equal to the minimum amounts of the annual and participation fees set forth in the Remuneration Regulations, based on the classification of the company according to the size of its capital with respect to each applicable calendar year, and to reimbursement of travel expenses, as described in this Item C; and (b) grant of options to purchase 50,000 Ordinary Shares of the Company in accordance with the terms described in this Item C.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions. As both Mr. Patir and Mr. Orgler have personal interest in the proposed resolutions, each with respect to his own nomination and compensation, they both refrained from making recommendations with respect thereto.

ITEM D

AMENDMENTS TO THE COMPANY'S  EXECUTIVES & DIRECTORS
COMPENSATION POLICY

Background

On September 12, 2013, our shareholders, following the recommendation of the Compensation Committee and the Board of Directors, approved the adoption of the Compensation Policy of the Company, which provides a framework for terms of office and employment of our Office Holders1, including base salaries, cash bonuses, equity awards, severance and other benefits, the grant of an exemption from liability, insurance, undertaking to indemnify or indemnification.

The Compensation Policy must be reviewed from time to time by the Compensation Committee and the Board of Directors, in order to consider its adequacy, and must be reapproved by the Compensation Committee, Board of Directors and shareholders of the Company at least every three years.

General

Further to the review of the Compensation Policy by the Compensation Committee and Board of Directors, and as the Company has gained experience in the implementation of the Compensation Policy during the time that has passed since its adoption, our Compensation Committee and Board of Directors have determined that few provisions of the Compensation Policy should be updated, clarified or revised. As part of their review, our Compensation Committee and Board of Directors also considered comparable information with respect to compensation policies of other peer companies, and believe that the proposed amendments to the Compensation Policy are appropriate and suitable to the needs of the Company, and provide a better expression of the desired compensation structure for Office Holders whose compensation is subject to such policy and of the right balance between creating proper incentive for Office Holders, in accordance with the Company's objective of recruiting, retaining and promoting high quality and experienced personnel, and the Company's other best interests.

1
The term "Office Holder" as defined in the Companies Law includes a general manager, chief executive officer, executive vise president, vice president, and any other person fulfilling or assuming any of the forgoing positions without regard to such persons' title, as well as a director or a manager directly subordinated to the general manager or the chief executive officer.

The proposed amendments to the Compensation Policy are marked in the revised version of the Compensation Policy attached to this Proxy Statement as Exhibit A (the "Amended Policy"). The two main amendments proposed are as follows (terms and definitions used hereunder are in accordance with the terms and definitions as appear in the Compensation Policy):

1.
Section 6.4.4 – it is proposed to adjust the mechanism and cap referring to the annual bonus actually paid to an executive, by way of creating a two-step cap (setting both a cap upon the target bonus and the actual payment), instead of the existing single cap that is set upon the maximum actual bonus payment; under Section 6.4.4 of the Amended Policy, the annual On Target Cash Plan (the yearly target designed for the payment of a bonus for the achievement of up to 100% of each executive's annual performance objectives) can be up to 100% of the executive's annual base salary, while under Section 6.4.5 of the Amended Policy, the annual Cash Plan actual payment for any given year, including a component for over-achievement (which allows for a bonus that exceeds the On Target Cash Plan payment when an executive exceeds his set annual performance objectives), shall be as determined by our Board of Directors, but in any event shall not exceed 250% of such executive's On Target Cash Plan. This amendment is consistent with the Company's existing approach according to which the Compensation Committee and Board of Directors usually set the On Target Cash Plan for each of the executives below the maximum On Target Cash Plan allowed under the Amended Policy (100% of the annual base), but allows the scale of payment, according to which it compensates its executives for over achievement, to be more flexible.

2.
Sections 7.2 and 7.3 – it is proposed to amend the Separation Package mechanism by amending section 7.2 and deleting section 7.3, so that the maximum Separation Package of an executive shall not exceed 18 monthly salaries (excluding any vesting of unvested equity pursuant a double trigger acceleration mechanism, if applicable). This amendment is intended to provide the Company and its shareholders with more clarity and certainty with respect to the amounts which may be paid to a departing executive, and in the opinion of the Compensation Committee and Board of Director, such cap is reasonable and efficient and also reduces the maximum possible payment of separation packages in comparison to the existing mechanism set under Sections 7.2 and 7.3 of the original Compensation Policy.

In light of the foregoing, the Compensation Committee recommended the approval of the Amended Policy and the Board of Directors approved, and recommends that the shareholders approve, the Amended Policy.

If the Amended Policy is adopted pursuant to the Companies law, then the date of such amendment shall be deemed to be the date of the adoption of the Amended Policy in its entirety, so that the Amended Policy shall be in full force and effect for a period of three years thereafter.

If the Amended Policy is not adopted pursuant to the Companies Law, then the current Compensation Policy shall continue to be in full force and effect for the duration of the three-year period that commenced on September 12, 2013, the date of its original adoption by our shareholders.

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the Amended Policy. In addition, the shareholders' approval must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of such proposal, or the total Ordinary Shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding Ordinary Shares.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not he or she is a controlling shareholder or has a personal interest in the proposed resolution. For a complete discussion regarding control and personal interest, and how to indicate whether you are a controlling shareholder or have personal interest in this proposed resolution, please see Item C above, under the caption "Required Vote".

 It is proposed that at the Meeting the following resolution be adopted:

RESOLVED, to approve for our CEO the 2015 cash bonus plan and  grant of options to purchase 450,000 Ordinary Shares of the Company, all upon the terms described in this Item E."
The Board of Directors recommends a vote FOR approval of the proposed resolution. As all Board members have personal interest in the proposed resolution, they are all allowed to recommend with respect thereto.

ITEM E

GRANT OF CASH BONUS AND EQUITY COMPENSATION FOR OUR CHIEF EXECUTIVE
OFFICER FOR 2015

Background

Under the Companies Law, arrangements regarding the compensation of a chief executive officer (“CEO”) of a publicly traded company require the prior approval of a company's compensation committee, board of directors and shareholders, in that order.

The Company's Compensation Policy authorizes cash and equity based compensation to our CEO, as proposed below.

Under his existing employment agreement, our CEO, Mr. Ira Palti, is entitled to a gross annual base salary of NIS 1,080,000 (approximately $281,000), plus customary benefits which include, among others, managers' insurance, education fund, car expenses, long-term disability and life insurance. In practice, since December 2013, Mr. Palti receives a lower gross annual base salary of NIS 950,400 (approximately $247,000), after accepting the Company's request to management for salary reductions. In addition, Mr. Palti is entitled to a performance based annual cash bonus and to an annual equity grant.

We now seek our shareholders' approval for the cash bonus plan and equity grant to our CEO for 2015.

General

2015 Cash Bonus Plan

Following the approval of our Compensation Committee, our Board of Directors resolved, subject to shareholders' approval, that the 2015 "on-target" cash bonus payment for our CEO shall be $165,000, equal to 8 monthly salaries ("On Target Bonus"), and be comprised of the following:

(A)
Three financial measurable targets- (i) non-GAAP net income, weighing 60% of the On Target Bonus; (ii) GAAP net income, weighing 10% of the On Target Bonus; and (iii) Company's DSO, weighting 10% of the On Target Bonus. These three targets are to be determined based on the Company’s 2015 annual business targets (together: “Measurable Targets”); Following the end of the calendar year, the actual achievements of the Company for 2015 shall be measured against the Measurable Targets, so that the average score of the results shall set the part of the bonus comprised of the Measurable Targets (the "CEO Measurable Achievement"), as follows: (i) Achievement of 100% of the CEO Measurable Achievement, will entitle 100% payment for the Measurable Targets; and (ii) Achievement above 100% of the CEO Measurable Achievement will increase the cash bonus for the Measurable Targets on a linear basis; and

(B)	A non-measurable target comprised of personal performance criteria, as shall be pre-determined by our Compensation Committee and Board of Directors, which shall be assigned a 20% weight.

Our Compensation Committee and Board of Directors have set a threshold with respect to the CEO's Measurable Achievement below which no cash bonus shall be paid ("Payment Threshold"). Accordingly, if the CEO's Measurable Achievement does not reach the Payment Threshold, the CEO will not be entitled to receive any cash bonus.

Subject to the approval by our shareholders of the Amended Policy, as described under Item D above, the aggregate amount of the 2015 cash actual payment to our CEO will be capped at 250% of his On Target Bonus. Reaching this cap, in the opinion of the Compensation Committee and Board of Directors, is an extremely challenging task.

2015 Equity Grant

Following the approval by our Compensation Committee, our Board of Directors resolved to recommend to our shareholders to approve to our CEO for 2015 annual equity grant in the form of options to purchase 450,000 Ordinary Shares, to be granted at the date of the 2015 Meeting (the "Grant Date") with an exercise price equal to the average closing price of the Company’s shares on the NASDAQ Global Select Market for the period equal to thirty (30) consecutive trading days immediately preceding the Grant Date.

The vesting period of the options shall be three years, of which 33.3% of the options shall vest on the first anniversary of the Grant Date and 8.34% of the remaining options shall vest every quarter for the next two years. The options are granted under the Company’s Amended and Restated Share Option and RSU Plan and under the "Capital Gains Route" of Section 102(b)(2) of the Ordinance.

The value of the equity grant to our CEO for 2015 equals, at the date of this Proxy Statement, approximately $284,475. Our Compensation Committee and Board of Directors believe that such grant of options is appropriate and suitable, considering, among others, the importance of motivating and incentivizing our CEO through the grant of equity, a compensation element which includes vesting over a total of three years, thus having a long term incentive value. In approaching our shareholders with this proposed resolution, our Compensation Committee and Board of Directors have taken into account the dilutive impact of the equity grant on our shareholders, and, as before, are committed to implement measures to effectively address this issue while maintaining our ability to recruit, retain and motivate highly talented executives, such as our CEO. In this context, our Compensation Committee and Board of Directors have decided to continue implementing measures intended to control the dilutive impact of the grant, such as shortening the life of each option grant to six years and automatically canceling any option that has decreased in value to half of its exercise price. We wish to assure our shareholders that we are determined to continue to explore measures to address the dilution issue without negatively affecting our management team or employee work-force.

Our Compensation Committee and Board of Directors believe that the grant of cash payment and equity to our CEO is in the Company's best interests and is in line with the compensation philosophy, objectives, limits and caps set forth in the Compensation Policy. When reaching their conclusion, our Compensation Committee and Board of Directors analyzed all factors and considerations required under our Compensation Policy, including comparable industry data, data of peer companies in our industry, the responsibilities and duties performed by Mr. Palti, the estimation of Mr. Palti's expected contribution and importance of Mr. Palti to the future growth and profitability of the Company.

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the cash and equity compensation to our CEO for 2015. In addition, the shareholders' approval must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of such proposal, or the total Ordinary Shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding Ordinary Shares.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not he or she is a controlling shareholder or has a personal interest in the proposed resolution. For a complete discussion regarding control and personal interest, and how to indicate whether you are a controlling shareholder or have personal interest in this proposed resolution, please see Item C above, under the caption "Required Vote".

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to approve the 2015 cash bonus plan for our CEO as specified in the Proxy Statement for the 2015 Annual General Meeting of Shareholders and to approve the grant of options to purchase 450,000 Ordinary Shares of the Company, all upon the terms described in this Item E."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM F

RE-APPOINTMENT OF INDEPENDENT AUDITOR

Background

The Companies Law and our Articles of Association provide that a certified accountant be appointed as an independent auditor of the Company at the annual general meeting of shareholders of the Company, and that the independent auditor serve in this position until immediately following the date of the next annual general meeting.

General

At the Meeting, the shareholders will be asked to re-appoint Kost Forer Gabbay & Kasierer, a Member firm of Ernst & Young Global (“Kost Forer”), as the Company’s independent auditor until immediately following the next annual general meeting of shareholders.

Kost Forer has served as the Company’s independent auditor since 2002 and has no relationship with the Company or with any affiliate of the Company except as auditor, tax consultant and as a provider of other services that relate to transactional activities. The audit committee and the Board of Directors believe that such limited non-audit functions does not affect the independence of Kost Forer.

The Company's Audit Committee and Board of Directors have reviewed and are satisfied with the performance of Kost Forer, and have recommended their re-appointment as the Company’s independent auditor until immediately following the next annual general meeting of shareholders. Approval of that appointment is now being sought from the Company’s shareholders.

According to the Company’s Articles, the Audit Committee is authorized to determine the basis of the auditor’s compensation in accordance with the volume and nature of the services rendered by the auditor.

The following table presents the aggregate amount of fees paid by the Company to Kost Forer for its services to the Company for the fiscal year ended December 31, 2014:

Services Rendered	Fees

Audit (1)	$690,000
Tax (2)	87,000
Other Services(3)	75,000
Total(4)	$852,000

(1)
Audit fees consist of fees and expenses related to the fiscal year audit and interim reviews, as well as services in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)          Tax fees relate to tax compliance, planning and advice.
(3)	Other Services are transaction advisory services, mainly assistance with the consolidation of the new ERP system.
(4)           All non-audit fees are subject to specific approvals by the Company's Audit Committee.

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is required for the re-appointment of Kost Forer as the Company's independent auditor.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to re-appoint Kost Forer Gabbay & Kasierer, a Member firm of Ernst & Young Global, as the independent auditor of the Company until immediately following the date of the Annual General Meeting in 2016.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM G

RECEIPT AND CONSIDERATION OF THE AUDITOR’S REPORT AND
THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2014 will be presented. The Company will hold a discussion with respect thereto, as required by the Companies Law. This item will not involve a vote of the shareholders.

The foregoing auditor's report and the audited consolidated financial statements, as well as our annual report on Form 20-F for the year ended December 31, 2014 (filed with the SEC on April 2, 2015), may be viewed on our website – http://www.ceragon.com/financial_reports.asp, through the EDGAR website of the SEC at www.sec.gov, through the Israeli Securities Authority's electronic filing system at: http://www.magna.isa.gov.il, or through the website of the TASE at: http://maya.tase.co.il. None of the auditor's report, audited consolidated financial statements, Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

ZOHAR ZISAPEL Chairman of the Board of Directors	IRA PALTI President and Chief Executive Officer

June 16, 2015

Exhibit A

Executives& Directors Compensation Policy

I.	Overview

1.	Definitions

Company	CERGAON NETWORKS LTD.
Law	The Israeli Companies Law 5759-1999 and any regulations promulgated under it, as amended from time to time.
Amendment 20	Amendment to the Law which was entered into effect on December 12, 2012.
Compensation Committee	A committee appointed in accordance with section 118A of the Law.
Office Holder
Director, CEO, Executive-Vice-President, any personfilling any of these positions in a company even if he holds adifferent title, and any other excutive directly subordinate to the CEO, all as defined in section 1 of the Law.

Executive	Office Holder, exculding a director.
Terms of Office and Employment
Terms of office or employment of an Executive or a Director, including the grant of an exemption, anundertaking to indemnify, indemnification or insurance, separation package, and any other benefit, payment or undertaking to provide such payment, granted in light of such office or employment, all as defined in section 1 of the Law.

Total Cash Compensation	The total annual cash compensation of an Executive, which shall include the total amount of: (i) the annual base salary; and (ii) the On Target Cash Plan.
Equity Value	The value of the total annual Equity Based Components, valued using the same methodology utilized in each annual financial statement of the Company.
Total Compesation	The Total Cash Compensation and Equity Value.

2.	Global Strategy Guidelines

2.1.	Our Company is a global backhaul wireless company operating in a competitive global market. Our solutions are deployed by more than 430 service providers in over 130 countries.

2.2.	Our vision and business strategy is directed towards growth, profitability, innovation, success in future goals, all with a long term perspective.

2.3.
The Company’s success in fulfilling its long term vision and strategy is much reliant on the excellence of its people through all levels. Thus, we believe that the Company’s ability to achieve its goals requires us to recruit, motivate and retain a leadership team comprised o~~i~~f high quality and experienced Executives ~~leadership team~~ and directors.

2.4.
Therefore, we believe in creating a comprehensive compensation policy for our Office Holders (the "Policy") which shall enable us to attract and retain highly qualified Executives. Moreover, the Policy shall motivate our Executives to achieve ongoing targeted results aligned with our business strategy, in addition to a high level of business performance in the long term, all, without encouraging excessive risk taking.

2.5.
The Policy is designed to offer our Executives a compensation package that is competitive with other peer group companies. Moreover, the Policy is intended to align between the importance of incentivizing Executives to reach personal targets and the need to assure that the overall compensation meets our Company's long term strategic performance and financial objectives. The policy provides our Compensation Committee and our Board of Directors with adequate measures and flexibility, to tailor each of our Executive's compensation package based, among others, on geography, tasks, role, seniority, and capability.

2.6.	The Policy is tailored to ensure a compensation which balances performance targets and time horizons through rewarding business results, long-term performance and strategic decisions.

~~1.1~~	2.7.	The Policy shall provide the Board of Directors with guidelines for exercising discretion under the Company’s equity plans.

 ~~1.2~~	2.8.	The Policy is guided by the principles set forth by Amendment 20 and the Law.

~~2~~ 3.	Principles of the Policy

~~2.1~~	3.1.	The Policy shall guide the Company’s management, Compensation Committee and Board of Directors with regard to the Office Holders' compensation.

~~2.2~~	3.2.
The Policy shall be reviewed from time to time by the Compensation Committee and the Board of Directors, to ensure its compliance with applicable laws and regulations as well as market practices, and its conformity with the Company’s targets and strategy. As part of this review, the Board of Directors will analyze the appropriateness of the Policy in advancing achievement of its goals, considering the implementation of the Policy by the Company during previous years.

~~2.3~~	3.3.
Any proposed amendment to the Policy shall be brought up to the approval of the Shareholders of the Company and the Policy as a whole shall be re-approved by the Shareholders of the Company at least once every three years, or as otherwise required by Law.

~~2.4~~	3.4.
The approval procedures of Terms of Office and Employment as well as back-up data upon which the approvals are based shall be documented in detail and such documentation shall be kept in the Company’s offices for at least seven years following approval.

~~2.5~~	3.5.	The compensation of each Office Holder shall be subject to mandatory or customary deductions and withholdings, in accordance with the applicable local laws.

II.	Executive Compensation

1.
When examining and approving Executives’ Terms of Office and Employment, the Compensation Committee and Board members shall review the following factors and shall include them in their considerations and reasoning:

1.1.	Executive’s education, skills, expertise, professional experience and specific achievements.

1.2.	Executive’s role and scope of responsibilities in accordance with the location in which such Executive is placed.

1.3.	Executive’s previous compensation.

1.4.	The Company’s performance and general market conditions.

1.5.
The ratio between the cost of an Executives' compensation, including all components of the Executives' Terms of Office and Employment, and the cost of salary of the Company’s employees, in particular with regard to the average and median ratios, and the effect of such ratio on work relations inside the Company, as defined by the Law.

1.6.
Comparative information, as applicable, as to former Executives in the same position or similar positions, as to other positions with similar scopes of responsibilities inside the Company, and as to Executives in peer companies globally spread. The peer group shall include not less than 10 worldwide and local companies similar in parameters such as total revenues, market cap, industry and number of employees. The comparative information, as applicable, shall address the base salary, target cash incentives and equity and will rely, as much as possible, on reputable industry surveys.

2.	The compensation of each Executive shall be composed of, some or all, of the following components:

i.	Fixed components, which shall include, among others: base salary and benefits ~~as may be customary under local customs~~.

ii.	Variable components, which may include: cash incentives and equity based compensation.

iii.	Separation package;

iv.	Directors & Officers (D&O) Insurance, indemnification; and

v.	Other components, which may include : change in control payment, sign-on bonus relocation expenses~~benefits~~, leave of absence, special bonus, etc.

3.
Our philosophy is that our Executives’ compensation mix shall be comprised of, some or all, of the following components: annual base salary, performance-based cash incentives and long-term equity based compensation, all in accordance with the position and responsibilities of each Executive, and taking into account the purposes of each component, as presented in the following table:

Compensation Component	Purpose	Compensation Objective Achieved

Annual base salary	Provide annual cash income based on the level of responsibility, individual qualities, past performance inside the Company, past experience inside and outside the Company and comparative information.	• Individual role, scope and capability based compensation • Market competitiveness in attracting Executives.

Performance-based cash incentive compensation	Motivate and incentivize individual towards reaching Company, department and individual's periodical and long-term goals and targets.	• Reward periodical accomplishments • Align Executive’ objectives with Company, department and individual's objectives • Market competitiveness in attracting Executives

Long-term equity-based Compensation	Align the interests of the individual with the Shareholders of the Company, by creating a correlation between the Company’s success and the value of the individual holdings	• Company performance based compensation • Reward long-term objectives • Align individual's objectives with shareholders’ objectives

4.	The compensation package shall be reviewed with each Executive at least once a year, or as may be required from time to time.

5.	Fixed compensation

Base Salary:

5.1.
Our Compensation Committee and Board of Directors shall determine, from time to time, the target percentile, and/or range of precentiles, that our Executives' base salary shall meet, with respect to the peer group companies as aforesaid.

5.2.
The base salary is intended to provide annual cash income based on the level of responsibility, individual qualities, past performance inside the Company, and past experience inside and outside the Company.

5.3.	The value of the annual base salary in the compensation of each of our Executives shall be designed, not to be more than 66 % of such Executive's Total Compensation.

Benefits

5.4.	Benefits granted to Executives shall include any mandatory benefit under applicable law, as well as:

5.4.1.	Pension plan/ Executive insurance as customary in each territory.

5.4.2.
Benefits which may be offered as part of the general employee benefits package, such as in Israel: Private medical insurance, disability and life insurance, transportation (including Company car, a Company's leased car or transportation allowance), communication & media, Israeli education fund, etc. in accordance with the local practice of the Company.

5.4.3.	An Executive will be entitled to sick days and other special vacation days (such as recreation days), in accordance with local standards and practices.

5.4.4.
An Executive may be entitled to vacation days (or redemption thereof), in correlation with the Executive’s seniority and position in the Company (generaly up to ~~25~~ 28 days annualy), subject to the minimum vacation days requirements per country of employmentas well as the local national holidays.

5.4.5.	Additional benefits, which their aggregate value for each of our Executives shall not exceed 15% of such Executive's annual base salary (excluding with respect to relocation).

6.	Variable Components

6.1.
When determining the variable components as part of an Executive's compensation package, the contribution of the Executive to the achievement of the Company’s goals, revenues, profitability and other key performance indicators ("KPIs") shall be considered, taking into account Company and department’s long term perspective and the Executive’s position.

6.2.
Variable compensation components shall be comprised of cash components which shall be mostly based on measurable criteria and on equity components, all taking into consideration periodical and a long term perspective.

6.3.	The Board of Directors shall have the absolute discretion to reduce or cancel any cash incentive.

Cash Incentives

6.4.	Variable Cash Incentive Plan

6.4.1.
The cash incentive compensation are cash payments to the Executives that vary based on the Company and department’s performance and on the Executives individual performance and contribution to the Company.

6.4.2.
For each calendar year, our Compensation Committee and Board of Directors shall adopt a Cash Incentive Plan which will set forth for each Executive targets which form such Executive's on target Cash payment (which shall be referred to as the “On Target Cash Plan”) and the rules or formula for calculation of the On Target Cash Plan payment once actual achievements are known.

6.4.3.
The Compensation committee and Board of Directors may include in the On Target Cash Plan predetermined thresholds, caps, multipliers, accelerators and deccelerators to corelate an Executive’s On Target Cash Plan payments with actual achievements.

~~6.4.4.~~
~~The annual On Target Cash Plan actual payment for each Executive in a given year shall be capped as determined by our Board of Directors, but in no event shall exceed 200% of such Executive's annual base salary.~~

6.4.4.	The annual On Target Cash Plan of each Executive shall be calculated as a percentage of such Executive’s annual base salary, which shall not exceed 100% for each Executive.

6.4.5.
The annual Cash Plan actual payment for each Executive in a given year shall be capped as determined by our Board of Directors, but in no event shall exceed 250% of such Executive's On Target Cash Plan.

6.4.6.	At least 80% of the targets shall be measurable. Such targets may include, among others, one or more of the following as may be relevant, with respect to the Executive:

•	Company/ Region Net Profit

•	Company/ Region Net Income

•	Company/ Region Revenues

•	Company/ Region Operating Income

•	Pre-tax profits above previous fiscal year

•	Company/ Region Bookings

•	Collection

•	Customer satisfaction ("CSAT")

•	Cash flow

•	KPIs

•	EPS

All financial targets mentioned above may use either GAAP or NON-GAAP measurements.

6.4.6.1.
The targets, as well as their weight, shall be determined in accordance with the Executive’s position, the Executive’s individual role, and the Company’s and department’s long term and short term targets. The targets shall include one or more financial targets on a Company and/or region level weighing together, at least 50% of the On Target Cash Plan (The Compensation committee and Board of Directors may, under special circumstances, determine that the financial targets with respect to a certain executive shall be derived, to the extent it is financially measurable, from a specific material transaction or activity).

                                   ~~6.4.6.1..~~

6.4.6.2.	With respect to an Executive managing a department / region - at least 20% of the On Target Cash Plan shall be measurable target based on a department / region level.

6.4.7.
Up to 20% of the targets shall be based on non-measurable criteria. If and to the extent permissible pursuant to the Law, with respect to all Executives except our CEO, our Compensation Committee and our Board of Directors may increase the portion of targets that are based on non-measurable criteria above the rate of 20%, up to the maximum portion permissible pursuant to the Law, but not to more than 50%. Such non-measurable criteria will be concluded, among others, by assessing the Executive's performance during the year, the contribution of the Executive to the achievement of the Company's goals, evaluation of the Executive by the CEO/Board of Directors, as relevant.

6.4.8.
The Board of Directors shall be authorized, under circumstances it deems exceptional, when the Company's targets are amended during a particular year, to determine whether, and in which manner, such amendment shall apply to the On Target Cash Plan.

6.4.9.	The Board of Directors shall annually determine a threshold(s) with respect to the Company’s targets under which no On Target Cash Plan payments shall be distributed.

6.4.10.	Adjustment to the Company and/or department targets may be made, when applicable, following major acquisitions, divesture, organizational changes or material change in the business environment.

6.5.	Change In Control Cash Payment

Our Compensation Committee and Board of Directors shall be authorized to grant an Executive, in connection with an event of a "~~Change in control~~ Corporate Transaction" of our Company (as defined in the Company's most recent equity plan, currently the Ceragon Networks Ltd. Amended and Restated Share Option and RSU Plan), with a cash payment of up to 200% of such Executive's annual base salary.

Equity Based Compensation

~~6.6.~~
The Company shall grant its Executives, from time to time, equity based compensation, which may include any type of equity, including, without limitation, any type of shares, options, restricted share units (RSUs), share appreciation rights, restricted shares or other shares based awards (“Equity Based Components”), under the Ceragon Networks Ltd. Amended and Restated Share Option and RSU Plan or future equity plan (as may be adopted by the Company), and subject to any applicable law.

~~6.7.~~ 6.6.	The Company believes that it is not in its best interest to limit the exercise value of Equity Based Components.

~~6.8~~	6.7.
Equity Based Components for Executives shall be in accordance with and subject to the terms of our existing or future equity plan and shall vest in installments throughout a period which shall not be shorter than 3 years with at least a 1 year cliff, taking into account adequate incentives in a long term perspective.

~~6.9~~	6.8.
The Company shall balance the mixture of Equity Based Components taking into account the importance of motivating its Executives as well as its shareholders’ interest in limiting dilution from equity awards.

~~6.10~~	6.9.
When determining grants of Equity Based Components to Executives, the Compensation Committee and the Board of Directors shall take into account the interests of the Company’s investors and the effect of such grants on the dilution of its shareholders.

~~6.11~~	6.10.	The total yearly Equity Value granted shall not exceed with respect to the CEO - 550% of his annual base salary and with respect to all other Executives 350% of such Executive's annual base salary.

~~6.12.~~
In an event of "Corporate Transaction~~Change of Control~~", ~~at least 50% of~~ each Executive's unvested Equity Based Components may, at the discretion of the Compensation Committee and the Board of directors, be accelerated, under a double trigger mechanism, as provided in the Company's equity plan.

~~6.13.~~	6.11.Company's policy is not to re-price the exercise price of any outstanding security granted to its Executives without prior approval of its shareholders.

7.	Separation Package

7.1.
The following criteria shall be taken into consideration when determining Separation Package: the duration of employment of the Executive, the terms of employment, the Company’s performance during such term, the Executive’s contribution to achieving the Company’s goals and revenues and the retirement’s circumstances.

7.2.
As a guideline, the notice period for the termination of an Executive shall not exceed ~~six~~ 6 months or payment in lieu of such notice. In special circumstances, our Compensation Committee and Board of Directors shall be authorized to increase the notice period or the payment in lieu such notice by up to additional 12 months~~.~~ , provided, however, that the maximum Separation Package of each Executive shall not exceed 18 monthly salaries of such Executive (excluding vesting of unvested equity pursuant to a double trigger acceleration mechanism, if applicable).

~~7.3.~~
~~Other than payments required under any applicable law, local practices, transfer or release of pension funds, manager's insurance policies, etc., and the aforesaid notice period, the Company does not generally provide, as a matter of policy, separation payments upon termination of an Executive’s engagement with the company. Should the Company elect to make a separation payment to a departing Executive, such payment may not exceed the value of one time the Total Cash Compensation of such Executive's.~~

8.	Others

8.1.
Relocation– additional compensation pursuant to local practices and law may be granted to an Executive under relocation circumstances. Such benefits shall include reimbursement for out of pocket one time payments and other ongoing expenses, such as housing allowance, schooling allowance, car or transportation allowance, home leave visit, health insurance for executive and family, etc, all as reasonable and customary for the relocated country and in accordance with the Company's relocation practices, as shall be approved by the Compensation Committee and Board of Directors.

8.2.
Special Bonus - Our Compensation Committee and our Board of Directors may approve, from time to time, with respect to any Executive, if they deem required under special circumstances or in case of an exceptional contribution to the Company, including in cases of retention or attraction of a new Executive ("Sign On"), the grant of a onetime cash incentive, of up to 100% the Executive's annual base salary.

9.	Clawback Policy

9.1.
In the event of a restatement of the Company’s financial results, we shall seek reimbursement from our Office Holders of any payment made due to erroneous restated data, with regards to each Office Holder’s Terms of Office and Employment that would not otherwise have been paid. The reimbursement shall be limited to such payments made during the 3-years period preceding the date of restatement. The above shall not apply in case of restatements that reflect the adoption of new accounting standards, transactions that require retroactive restatement (e.g., discontinued operations), reclassifications of prior year financial information to conform with the current year presentation, or discretionary accounting changes.

9.2.
Our Compensation Committee and Board of Directors shall be authorized to seek recovery to the extent that (i) to do so would be unreasonable or impracticable; or (ii) there is low likelihood of success under governing law versus the cost and effort involved;

III.	Director Remuneration:

Our non-executive directors maybe entitled to remuneration composed of cash compensation which includes annual fee and meeting participartion fee, as well as equity based compensation, as an incentive for their contribution and efforts as directors of the Company.

In setting the compensation of our non-executive Directors, the Compensation Committee shall consider, among others, parameters it deems necessary in order to attract and retain highly skilled and experienced Directors.

1.	Cash Compensation:

1.1.
The Company’s non-executive directors may be entitled to receive an annual cash fee and a participation fee for each meeting in accordance with the amounts set forth in the Law regarding compensation and expense reimbursement of external directors.

1.2.
The Company’s non-executive directors may be reimbursed for their reasonable expenses incurred in connection with attending meetings of the Board of Directors and of any Committees of the Board of Directors, all in accordance with the Law.

2.	Equity Based Compensation:

2.1.	Each of the Company’s non-executive directors shall be entitled to receive equal annual equity based compensation, which value shall not exceed USD 150,000.

2.2.	The Chairman of any Committee of the Board of Directors may be entitled to receive annual equity based compensation of up to 1.5 times the annual equity based compensation of the other directors.

2.3.	The Chairman of the Board of Directors may be entitled to receive an annual equity based compensation of to up to 3 the annual equity based compensation of the other directors.

3.	External Directors' Compensation:

3.1.
The compensation of our external directors shall be determined and capped in accordance with the comparative compensation mechanism specified in section 8a- 8b of the Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors) -2000.

IV.	Indemnification, Insurance and Exemption

1.
The Office Holders shall be entitled to the same directors and officer’s indemnification and exemption of up to the maximum amount permitted by law, directors and officers liability insurance as shall be approved by the Compensetion Committee, the Board of Directors and our shareholders, all in accordance with any applicable law and the Company’s articles of association.

2.
We shall be authorize to provide our directors and officers with a liability insurance policy which aggregare coverage shall be up to US$45 million, and the premium shall be up to US$300,000. Our Compensation Committee shall be authorized to increase the coverage purchased, and/or the premium paid for such policies, by up to 20% in any year, as compared to the previous year, or cumulatively for a number of years, without an additional shareholders' approval, if and to the extent permitted under the Law.

V.	General

1.
The Compensation Committee and our Board of Directors shall be authorized to approve a deviation of up to 10% from any limits, caps or standards detailed in this Policy, and such deviation shall be deemed to be in alignment with this Policy.

2.
This Policy is set as guidance for the Company's relevant organs, with respect to matters involving the compensation of its Office Holders, and is not intended to, and shall not confer upon any of the Office Holders, any rights with respect to the Company.

FORM OF PROXY CARD

CERAGON NETWORKS LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
AUGUST 4, 2015

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoints Ira Palti and Doron Arazi, or either one of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote as designated on the reverse side of this Proxy, all of the Ordinary Shares of Ceragon Networks Ltd. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 12:00 a.m., on Tuesday, August 4, 2015, at the offices of the company, 24 Raoul Wallenberg Street, Tel Aviv, Israel and any adjournment or postponement thereof (the "Meeting").

Shares represented by this Proxy will be voted in favor of all the matters to be presented to the Meeting, as described below. If specification is made by a shareholder on this Proxy, the shares represented thereby will be voted in accordance with such specification.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S).  IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR EACH PROPOSAL, AND AS SUCH PROXIES DEEM ADVISABLE WITH DISCRETIONARY AUTHORIZATION ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING AND ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.

 (Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CERAGON NETWORKS LTD.

AUGUST 4, 2015

Please date, sign and mail your proxy card in the envelope provided as soon as possible

_________________________________________________________________________

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS No. 1 TO 6.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
_________________________________________________________________________

	FOR	AGAINST	ABSTAIN
1.    To re-elect Zohar Zisapel and Yael Langer to serve on the Board of Directors of the Company and to approve the grant of options to Zohar Zisapel and Yael Langer, in consideration for their service as directors.
Nominees

Zohar Zisapel	☐	☐	☐
Yael Langer	☐	☐	☐
2. To elect Mr. Shlomo Liran to serve on the Board of Directors of the Company, and to approve cash remuneration and grant of options to Mr. Liran in consideration for his service as director.	☐	☐	☐
3.    To re-elect Yair Orgler and Avi Patir to serve on the Board of Directors of the Company as external directors, and to approve cash remuneration and grant of options to each of the external directors.
Nominees

Yair Orgler	☐	☐	☐
Avi Patir	☐	☐	☐
4. To approve amendments to the Company's Executive and Directors Compensation Policy.	☐	☐	☐
5. To approve the grant of a cash bonus and equity compensation to our Chief Executive Officer for 2015.	☐	☐	☐
6. To re-appoint Kost Forer Gabbay & Kasierer, a Member firm of Ernst & Young Global, as the Company’s independent auditor until immediately following the next annual general meeting of shareholders.	☐	☐	☐

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PLEASE NOTE THAT BY EXECUTING AND SUBMITTING THIS PROXY CARD YOU HEREBY REPRESENT THAT YOU ARE NOT A "CONTROLLING SHAREHOLDER" AND THAT YOU DO NOT HAVE "PERSONAL INTEREST" IN THE RESOLUTIONS PROPOSED UNDER ITEMS 3-5. SEE THE "REQUIRED VOTE" SECTION IN ITEM C OF THE PROXY STATAEMENT FOR MORE INFORMATION, INCLUDING HOW TO INDICATE THAT YOU ARE A "CONTROLLING SHAREHOLDER" OR THAT YOU DO HAVE "PERSONAL INTEREST".

To change the address on your account, please check the box at right and indicate your new address in the address space above. ☐

Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder                                                                                       Date

Signature of Shareholder                                                                                       Date

NOTE:  Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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